Axonic Alternative Income Fund
390 Park Avenue, 15th Floor
New York, NY 10022

VIA EDGAR

December 20, 2018

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, N.E.
Washington, DC 20549

Re:         Axonic Alternative Income Fund
Registration Statement on Form N-2
File Nos. 333-227724; 811-23385

Dear Mr. Minore:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Axonic Alternative Income Fund, a Delaware statutory trust (the “Fund”), hereby respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 2 to its Registration Statement on Form N-2 (File Nos. 333-227724; 811-23385) so that such Registration Statement may be declared effective at 10:00 a.m., Eastern Time, on December 21, 2018 or as soon as possible thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the Securities Act.

The Fund requests that notification of such effectiveness be made by telephone call to Stephen T. Cohen of Dechert LLP, legal counsel to the Fund, at 202-261-3304.

Very truly yours,

Axonic Alternative Income Fund

By:	/s/ Jody Flaws
Name:	Jody Flaws
Title:	Treasurer, Principal Financial Officer and Principal Accounting Officer